The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 12, 2022

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 4-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated April , 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Contingent Buffered Equity Notes Linked to the CAC 40® Index due July 19, 2023 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek uncapped, unleveraged exposure to any appreciation of the CAC 40® Index at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 38.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The CAC 40® Index (Bloomberg ticker: CAC)
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 38.00%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 38.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Ending Index Level is less than the Initial Index Level by more than 38.00%, you will lose more than 38.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
Contingent Buffer Amount:	38.00%
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date:	On or about April 14, 2022
Original Issue Date:	On or about April 20, 2022 (Settlement Date)
Ending Averaging Dates*:	July 10, 2023, July 11, 2023, July 12, 2023, July 13, 2023 and July 14, 2023
Maturity Date*:	July 19, 2023
CUSIP:	48133FMP7
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $11.20 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $980.30 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Contingent Buffered Equity Notes Linked to the CAC 40® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 6,500 and reflects the Contingent Buffer Amount of 38.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
10,400.00	60.00%	60.00%
9,750.00	50.00%	50.00%
9,100.00	40.00%	40.00%
8,450.00	30.00%	30.00%
7,800.00	20.00%	20.00%
7,150.00	10.00%	10.00%
6,825.00	5.00%	5.00%
6,662.50	2.50%	2.50%
6,500.00	0.00%	0.00%
6,337.50	-2.50%	0.00%
6,175.00	-5.00%	0.00%
5,850.00	-10.00%	0.00%
5,200.00	-20.00%	0.00%
4,550.00	-30.00%	0.00%
4,030.00	-38.00%	0.00%
4,029.35	-38.01%	-38.01%
3,900.00	-40.00%	-40.00%
3,250.00	-50.00%	-50.00%
2,600.00	-60.00%	-60.00%
1,950.00	-70.00%	-70.00%
1,300.00	-80.00%	-80.00%
650.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Contingent Buffered Equity Notes Linked to the CAC 40® Index

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 6,500.00 to an Ending Index Level of 6,825.00.

Because the Ending Index Level of 6,825.00 is greater than the Initial Index Level of 6,500.00 and the Index Return is 5.00%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 2: The level of the Index decreases from the Initial Index Level of 6,500.00 to an Ending Index Level of 4,030.00.

Although the Index Return is negative, because the Ending Index Level of 4,030.00 is less than the Initial Index Level of 6,500.00 by up to the Contingent Buffer Amount of 38.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 6,500.00 to an Ending Index Level of 2,600.00.

Because the Ending Index Level of 2,600.00 is less than the Initial Index Level of 6,500.00 by more than the Contingent Buffer Amount of 38.00% and the Index Return is -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Contingent Buffered Equity Notes Linked to the CAC 40® Index

Selected Purchase Considerations

•	UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an uncapped, unleveraged return equal to any positive Index Return. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the level of the Index. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to the Contingent Buffer Amount of 38.00%. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 38.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE CAC 40® INDEX — The CAC 40® Index is a free float market capitalization weighted index that reflects the performance of the 40 largest and most actively traded shares listed on Euronext Paris. For additional information about the Index, see the information set forth in Annex A to this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

JPMorgan Structured Investments —	PS- 4
Contingent Buffered Equity Notes Linked to the CAC 40® Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 38.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 38.00% of your principal amount at maturity and may all of your principal amount at maturity.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Index from the Initial Index Level to the Ending Index Level.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.
•	VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Strike Date and the Pricing Date that the Ending Index Level could be less than the Initial Index Level by more than the Contingent Buffer Amount. The Index’s volatility, however, can change significantly over the term of the notes. The closing level of the Index could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or

JPMorgan Structured Investments —	PS- 5
Contingent Buffered Equity Notes Linked to the CAC 40® Index

our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” .

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary

JPMorgan Structured Investments —	PS- 6
Contingent Buffered Equity Notes Linked to the CAC 40® Index

market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 6, 2017 through April 8, 2022. The closing level of the Index on April 11, 2022 was 6,555.81.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Strike Date, the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and

JPMorgan Structured Investments —	PS- 7
Contingent Buffered Equity Notes Linked to the CAC 40® Index

Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the CAC 40® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 8
Contingent Buffered Equity Notes Linked to the CAC 40® Index

Annex A

The CAC 40® Index

All information contained in this pricing supplement regarding the CAC 40® Index (the “CAC Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information. This information reflects the policies of, and is subject to change by Euronext N.V. (“Euronext”). Euronext has no obligation to continue to publish, and may discontinue publication of, the CAC Index.

The CAC Index is reported by Bloomberg L.P. under the ticker symbol “CAC.”

The CAC Index is an index calculated, published and disseminated by Euronext. The CAC 40® Index is a free float market capitalization weighted index that reflects the performance of the 40 largest and most actively traded shares listed on Euronext Paris. The Conseil Scientifique acts as an independent supervisor of the CAC Index (the “Independent Supervisor”) and is responsible for setting the rules and the periodical selection. Euronext Paris is the Administrator of this Index. Euronext N.V. or its subsidiaries (hereinafter jointly “Euronext”) owns all intellectual and other property rights to the index, including the name, the composition and the calculation of the index.

Index Universe

The Index Universe consists of companies admitted to listing on Euronext Paris. Companies trading in other currencies than Euro are not eligible for the CAC Index. Furthermore, only companies traded continuously are eligible.

Eligibility screening at reviews

Market of reference

The CAC Index consists of:

☐	Companies with Euronext Paris as Market of Reference (as defined in the Euronext harmonized rule book); and
☐	Current constituent companies with a Market of Reference other than Euronext Paris, that may continue to be included in the CAC Index as long as they qualify based on:
(1)	The significant presence (relative to the size of the group) of business assets and/or head-office activities in France and/or employment of significant numbers of staff in France; or
(2)	Significant trading volumes on related derivative instruments in Paris; or
(3)	The fact that the company was included in the CAC Index on 1 January 2014 in so far (1) and/or (2) are still applicable.

The Independent Supervisor will decide on the eligibility based on the analysis of the Euronext Index Design department (“Index Design”). The decisions regarding eligibility will be published on the Review Announcement Date, the date on which, after the market close, the changes relating to the periodical review are announced.

Companies that change their market of reference

If a company changes its Market of Reference to a Market of Reference other than Euronext Paris as a result of a merger or similar situation, the company will continue to be eligible for the CAC family. At each annual review, the Independent Supervisor retains the right to decide on the eligibility of the new entity based on the criteria stipulated above.

A company changing the Market of Reference to a Market of Reference other than Euronext Paris for other reasons will be removed from the CAC family at the annual review regardless of whether it fulfills the criteria stipulated above.

Liquidity Analysis

Companies currently included in the CAC Index with Free Float Velocity of at least 20% over the 12 months up to and including the Review Cut-Off Date (the date on which, after the market close, relevant data are gathered that will serve as basis for the periodical review of the index) are eligible at the annual review. At quarterly reviews, the minimum free float adjusted velocity is 30%, while for current constituents a minimum of 10% is required.

Velocity is calculated on a daily basis by dividing the number of shares traded by the number of shares listed. These daily figures are added up to calculate velocity over a certain period. The Free Float Velocity is calculated by dividing the velocity by the Free Float Factor of a Company. The free float percentage that is used in the velocity calculation is based on the Free Float Factor on the Review Cut-Off Date. However, the free float percentage used in the velocity calculation shall always be at least 25%.

In order to preserve a tradable constitution of the CAC Index, Index Design performs an extensive liquidity analysis. This analysis mainly consists of the trading volume relative to the available share capital observed over the preceding year as well as the last quarter. In case of a demerger the velocity prior to the event is assumed to apply for all resulting entities. In case of a merger, Index Design will take into account the velocity of the merging entities prior to the event as well as the velocity of the merged entity in deciding whether the company meets the free float velocity threshold.

Changes in the CAC Index are made on a quarterly basis and reflect the changes in size and turnover of the companies in the Index Universe. Index Design and the Independent Supervisor may exceptionally decide to deviate from the outcome of the rankings. Guiding principles for such decision are tradability of the index, minimizing index turnover and representativeness.

Other eligibility criteria

JPMorgan Structured Investments —	PS- 9
Contingent Buffered Equity Notes Linked to the CAC 40® Index

The following companies are not eligible:

•	Companies allocated to the Recovery Box or Penalty Bench; and
•	Holding companies of companies admitted to listing on Euronext Paris;

Selection Ranking

Companies are selected based on a combination of two rankings:

	The value of regulated turnover (the value of turnover traded via the Euronext electronic order book as well as the value of turnover from off-exchange transactions within the scope of Euronext’s regulatory environment, such as block trades and the like) observed over a 12-month period; and

	The free float adjusted market capitalization on the Review Cut-Off Date. The Review Cut-Off Date for the CAC Index is after the market close of the penultimate Friday of February, May, August and November.

In case of equal combined ranking the preference is for the company with higher free float adjusted market capitalization.

Periodical Weighting Update

The CAC Index is a free float market capitalization weighted index. At reviews Index Design will propose to the Independent Supervisor selections and changes to the indices within the CAC family based on a combination of the rankings on free float adjusted market capitalization and turnover. The CAC Index consists of the 40 highest ranking companies. The 35 highest ranking companies are selected. A buffer zone, where current constituents have priority over companies that currently do not form part of the CAC Index consists of the companies ranked 36th to 45th.

Annual Reviews

At annual reviews, the number of shares of a company included in the CAC Index will be updated to the listed number of shares on the Review Cut-Off Date, taking into account adjustments due to corporate actions. The Free Float Factor of a company included in the CAC Index will be updated to the Free Float Factor on the Review Cut-Off Date. A Capping Factor is calculated based on the Review Weighting Announcement Date, on which after close, the full details are announced regarding the Companies in the CAC Index, such that the companies included in the CAC Index have a maximum weight of 15%.

Quarterly Reviews

At quarterly reviews, both the number of shares included in the CAC Index and the free float factor will be updated if the free float factor on the Review Cut-Off date deviates by 10% or more from the free float factor currently applied in the index (2 or more bands) and/or if the number of shares listed on the Review Cut-Off Date, deviates by more than 20% from the current number of shares included in the CAC Index.

For companies, if any, to be added to the CAC Index the Free Float Factor will be the Free Float Factor on the Review Cut-Off Date.

For companies, if any, to be added to the CAC Index, a Capping Factor is calculated based on the Review Weighting Announcement Date such that the companies have a maximum weight of 15%. In the case where the free float adjusted number of shares changes for companies with a Capping Factor less than 1, the Capping Factor will be recalculated such that the capped free float adjusted number of shares remains unchanged at the quarterly review.

Corporate Actions

Rules for adjustments for corporate actions such as dividends, stock splits and reverse stock splits, rights issues, tender offers, spin-offs, mergers, acquisitions, suspensions, delistings and other events effecting constituents of the CAC Index are set forth in the Euronext Indices Corporate Action Guide. In cases which are not expressly covered in such rules, operational adjustments may take place if, in the opinion of Index Design, it is desirable to do so to maintain a fair and orderly market. Index Design will report such circumstances to the Independent Supervisor.

In exceptional circumstances, the Administrator reserves the right to deviate from the rules in the corporate actions rulebook. This may be the case when, Index Design’s opinion, a potential risk exists that application of the rules may result in an Index no longer accurately and reliably representing the market or economic reality it is intended to measure or, where this may have an unintended impact on stakeholders of the index.

Calculation

The CAC Index is calculated on a price return basis. The calculation is based on the current free float market capitalization divided by the divisor. The divisor was determined on the initial capitalization base of the CAC Index and the base level. The divisor is adapted as a result of corporate actions and composition changes.

The formula for the CAC Index calculation is:

Where:

t = Time of calculation

JPMorgan Structured Investments —	PS- 10
Contingent Buffered Equity Notes Linked to the CAC 40® Index

N = Number of constituent equities in index

Qi,t = Number of shares of equity i included in the index on day t

Fi,t = Free Float Factor of equity i 1

Ci,t = Capping factor of equity i 1

Pi,t = Price of equity i on t

Xi,t = Current exchange rate on t 1

dt = Divisor of the index on day t

The base date for the CAC Index is December 31, 1987 and the base market capitalization was 1,000.

Publication

The level of the CAC Index is in principle published every 15 seconds starting from 09:00 CET. The CAC Index levels published before the official opening level is published are considered pre-opening index levels. The official opening level is the first level published after a share price is available for all companies included in the CAC Index.

If share prices are not available for all constituents five minutes after Euronext Markets started regular daytime trading, the official opening level will be published as soon as the companies whose share prices are available of the current trading day represent at least 80% of the value of the index at the close of the previous trading day. The closing level is the last level disseminated on the trading day.

License Agreement

An affiliate of the Issuer intends to enter into a non-exclusive license with Euronext which, for a fee, provides it with the right to use the CAC 40® Index, which is owned and published by Euronext, in connection with certain securities, including the notes.

JPMorgan Structured Investments —	PS- 11
Contingent Buffered Equity Notes Linked to the CAC 40® Index